U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 11-K

(Mark One)

[X]   **ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

        For the fiscal year ended December 31, 2004

OR

[   ]   **TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

        For the transition period from _____ to _____


Commission file number: 333-104422


A.   Full title of the plan and the address of the plan, if different from that of the issuer named below:

        JAMES MONROE BANCORP, INC. KSOP PLAN

B.   Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

        JAMES MONROE BANCORP, INC, 3033 WILSON BLVD., ARLINGTON, VA 22201

05058710

PROCESSED

JUN 23 2005

THOMSON
FINANCIAL


SIGNATURES


The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: JUNE 14, 2005

JAMES MONROE BANCORP, INC KSOP PLAN
(Name of Plan)

_____
(Signature)
Richard I. Linhart
TRUSTEE

Form **5500**	**Annual Return/Report of Employee Benefit Plan**	Official Use Only OMB Nos. 1210 - 0110 1210 - 0089
Department of the Treasury Internal Revenue Service Department of Labor Employee Benefits Security Administration Pension Benefit Guaranty Corporation	This form is required to be filed under sections 104 and 4065 of the Employee Retirement Income Security Act of 1974 (ERISA) and sections 6047(e), 6057(b), and 6058(a) of the Internal Revenue Code (the Code). ▶ Complete all entries in accordance with the instructions to the Form 5500.	**2004** This Form is Open to Public Inspection.

Part I   Annual Report Identification Information

For the calendar plan year 2004 or fiscal plan year beginning   01/01/2004   and ending   12/31/2004

A This return/report is for: (1) ☐ a multiemployer plan; (3) ☐ a multiple-employer plan; or
(2) ☒ a single-employer plan (other than a multiple-employer plan); (4) ☐ a DFE (specify) _____

B This return/report is: (1) ☐ the first return/report filed for the plan; (3) ☐ the final return/report filed for the plan;
(2) ☐ an amended return/report; (4) ☐ a short plan year return/report (less than 12 months).

C If the plan is a collectively-bargained plan, check here . . . . ▶ ☐

D If filing under an extension of time or the DFVC program, check box and attach required information. (see instructions) . . . . ▶ ☐

Part II   Basic Plan Information -- enter all requested information.

1a Name of plan JAMES MONROE BANK KSOP PLAN	**1b** Three-digit plan number (PN) ▶	001

1c Effective date of plan (mo., day, yr.)
06/08/1998

2a Plan sponsor's name and address (employer, if for a single-employer plan)
(Address should include room or suite no.)
JAMES MONROE BANK

3033 WILSON BOULEVARD

ARLINGTON   VA   222010000000

2b Employer Identification Number (EIN)
54-1846645

2c Sponsor's telephone number
703-524-8100

2d Business code (see instructions)
522110

Caution: A penalty for the late or incomplete filing of this return/report will be assessed unless reasonable cause is established.

Under penalties of perjury and other penalties set forth in the instructions, I declare that I have examined this return/report, including accompanying schedules, statements and attachments, as well as the electronic version of this return/report if it is being filed electronically, and to the best of my knowledge and belief, it is true, correct and complete.

SIGN HERE

Signature of plan administrator	Date	Type or print name of individual signing as plan administrator

SIGN HERE

Signature of employer/plan sponsor/DFE	Date	Type or print name of individual signing as employer, plan sponsor or DFE

For Paperwork Reduction Act Notice and OMB Control Numbers, see the instructions for Form 5500.   v7.2   Form **5500** (2004)



2

Official Use Only

3a	Plan administrator's name and address (If same as plan sponsor, enter "Same") SAME	3b	Administrator's EIN
		3c	Administrator's telephone number

4 If the name and/or EIN of the plan sponsor has changed since the last return/report filed for this plan, enter the name, EIN and the plan number from the last return/report below:

a Sponsor's name

b EIN

c PN

5 Preparer information (optional)   **a** Name (including firm name, if applicable) and address

b EIN

c Telephone number

6	Total number of participants at the beginning of the plan year	**6**	41
7	Number of participants as of the end of the plan year (welfare plans complete only lines **7a, 7b, 7c,** and **7d**)		
a	Active participants	**7a**	44
b	Retired or separated participants receiving benefits	**7b**	1
c	Other retired or separated participants entitled to future benefits	**7c**	5
d	Subtotal. Add lines **7a, 7b,** and **7c**	**7d**	50
e	Deceased participants whose beneficiaries are receiving or are entitled to receive benefits	**7e**	0
f	Total. Add lines **7d** and **7e**	**7f**	50
g	Number of participants with account balances as of the end of the plan year (only defined contribution plans complete this item)	**7g**	35
h	Number of participants that terminated employment during the plan year with accrued benefits that were less than 100% vested	**7h**	6
i	If any participant(s) separated from service with a deferred vested benefit, enter the number of separated participants required to be reported on a Schedule SSA (Form 5500)	**7i**	2

8 Benefits provided under the plan (complete   **8a** and **8b** as applicable)

a ☒ Pension benefits (check this box if the plan provides pension benefits and enter the applicable pension feature codes from the List of Plan Characteristics Codes printed in the instructions): |2O| |2G| |2J| |2K| | | | | | | | | | | | |

b ☐ Welfare benefits (check this box if the plan provides welfare benefits and enter the applicable welfare feature codes from the List of Plan Characteristics Codes printed in the instructions): | | | | | | | | | | | | | | | | | | | |

9a Plan funding arrangement (check all that apply)	**9b** Plan benefit arrangement (check all that apply)
(1) ☒ Insurance	**(1)** ☐ Insurance
(2) ☐ Code section 412(i) insurance contracts	**(2)** ☐ Code section 412(i) insurance contracts
(3) ☒ Trust	**(3)** ☒ Trust
(4) ☐ General assets of the sponsor	**(4)** ☐ General assets of the sponsor



10 Schedules attached (Check all applicable boxes and, where indicated, enter the number attached. See instructions.)

a **Pension Benefit Schedules**

    (1) [X]   **R**   (Retirement Plan Information)

    (2) [X] _1_ **T**   (Qualified Pension Plan Coverage Information)

    If a Schedule T is not attached because the plan

    is relying on coverage testing information for a

    prior year, enter the year   .... ▶ _____

    (3) [ ]   **B**   (Actuarial Information)

    (4) [X]   **E**   (ESOP Annual Information)

    (5) [X]   **SSA** (Separated Vested Participant Information)

b **Financial Schedules**

    (1) [ ]   **H**   (Financial Information)

    (2) [X]   **I**   (Financial Information -- Small Plan)

    (3) [X] _1_ **A**   (Insurance Information)

    (4) [ ]   **C**   (Service Provider Information)

    (5) [X]   **D**   (DFE/Participating Plan Information)

    (6) [ ]   **G**   (Financial Transaction Schedules)

    (7) [X] _1_ **P**   (Trust Fiduciary Information)



SCHEDULE R (Form 5500)	Retirement Plan Information	
Department of the Treasury Internal Revenue Service	This schedule is required to be filed under sections 104 and 4065 of the Employee Retirement Security Act of 1974 (ERISA) and section 6058(a) of the Internal Revenue Code (the Code).	OMB No. 1210-0110
Department of Labor Employee Benefits Security Administration		**2004**
Pension Benefit Guaranty Corporation	▶ **File as an Attachment to Form 5500.**	This Form is Open to Public Inspection.

Official Use Only

For calendar year 2004 or fiscal plan year beginning   01/01/2004   , and ending   12/31/2004   ,

A Name of plan JAMES MONROE BANK KSOP PLAN	**B** Three-digit plan number ▶	001
C Plan sponsor's name as shown on line 2a of Form 5500 JAMES MONROE BANK	**D** Employer Identification Number 54-1846645	

Part I Distributions

All references to distributions relate only to payments of benefits during the plan year.

1 Total value of distributions paid in property other than in cash or the forms of property specified in the instructions . . . . **1** $

2 Enter the EIN(s) of payor(s) who paid benefits on behalf of the plan to participants or beneficiaries during the year (if more than two, enter EINs of the two payors who paid the greatest dollar amounts of benefits).   31-4156830   54-6444549

Profit-sharing plans, ESOPs, and stock bonus plans, skip line 3.

3 Number of participants (living or deceased) whose benefits were distributed in a single sum, during the plan year **3**

Part II Funding Information (If the plan is not subject to the minimum funding requirements of section 412 of the Internal Revenue Code or ERISA section 302, skip this Part)

4 Is the plan administrator making an election under Code section 412(c)(8) or ERISA section 302(c)(8)? . . . . ☐ Yes ☐ No ☐ N/A

If the plan is a defined benefit plan, go to line 7.

5 If a waiver of the minimum funding standard for a prior year is being amortized in this plan year, see instructions, and enter the date of the ruling letter granting the waiver . . . . ▶ Month_____ Day_____ Year_____

If you completed line 5, complete lines 3, 9, and 10 of Schedule B and do not complete the remainder of this schedule.

6a Enter the minimum required contribution for this plan year . . . . **6a** $

b Enter the amount contributed by the employer to the plan for this plan year . . . . **6b** $

c Subtract the amount in line 6b from the amount in line 6a. Enter the result (enter a minus sign to the left of a negative amount) . . . . **6c** $

If you completed line 6c, do not complete the remainder of this schedule.

7 If a change in actuarial cost method was made for this plan year pursuant to a revenue procedure providing automatic approval for the change or a class ruling letter, does the plan sponsor or plan administrator agree with the change? . . . . . . ☐ Yes ☐ No ☐ N/A

Part III Amendments

8 If this is a defined benefit pension plan, were any amendments adopted during this plan year that increased the value of benefits? (see instructions) . . . . ☐ Yes ☐ No

For Paperwork Reduction Act Notice and OMB Control Numbers, see the instructions for Form 5500.   v7.2   Schedule R (Form 5500) 2004



SCHEDULE T (Form 5500)	Qualified Pension Plan Coverage Information	OMB No. 1210-0110

This form is required to be filed under section 6058(a) of the Internal Revenue Code (the Code).

Department of the Treasury
Internal Revenue Service

▶ **File as an attachment to Form 5500.**

2004

This Form is Open to Public Inspection.

For calendar year 2004 or fiscal plan year beginning **01/01/2004** and ending **12/31/2004**

A Name of plan
JAMES MONROE BANK KSOP PLAN

B Three-digit plan number ▶ **001**

C Plan sponsor's name as shown on line 2a of Form 5500
JAMES MONROE BANK

D Employer Identification Number
54-1846645

Note: If the plan is maintained by:

● More than one employer and benefits employees who are not collectively-bargained employees, a separate Schedule T may be required for each employer (see the instruction for line 1).

● An employer that operates qualified separate lines of business (QSLOBs) under Code section 414(r), a separate Schedule T may be required for each QSLOB (see the instruction for line 2).

1 If this schedule is being filed to provide coverage information regarding the noncollectively bargained employees of an employer participating in a plan maintained by more than one employer, enter the name and EIN of the participating employer:

1a Name of participating employer

1b Employer identification number

2 If the employer maintaining the plan operates QSLOBs, enter the following information:

a The number of QSLOBs that the employer operates is _____.

b The number of such QSLOBs that have employees benefiting under this plan is _____.

c Does the employer apply the minimum coverage requirements to this plan on an employer-wide rather than a QSLOB basis? ... ☐ Yes ☐ No

d If the entry on line 2b is two or more and line 2c is "No," identify the QSLOB to which the coverage information given on line 3 or 4 relates.
▶ _____

3 Exceptions -- Check the box before each statement that describes the plan or the employer. Also see instructions.
If you check any box, do not complete the rest of this Schedule.

a ☐ The employer employs only highly compensated employees (HCEs).

b ☒ No HCEs benefited under the plan at anytime during the plan year.

c ☐ The plan benefits only collectively-bargained employees.

d ☒ The plan benefits all nonexcludable nonhighly compensated employees of the employer (as defined in Code sections 414(b), (c), and (m)), including leased employees and self-employed individuals.

e ☐ The plan is treated as satisfying the minimum coverage requirements under Code section 410(b)(6)(C).

For Paperwork Reduction Act Notice and OMB Control Numbers, see the instructions for Form 5500. v7.2 **Schedule T (Form 5500) 2004**



6

Official Use Only

4   Enter the date the plan year began for which coverage data is being submitted.   Month _____   Day _____   Year _____

a   Did any leased employees perform services for the employer at any time during the plan year? .... ☐ Yes   ☐ No

b   In testing whether the plan satisfies the coverage and nondiscrimination tests of Code sections 410(b) and 401(a)(4),

does the employer aggregate plans? .... ☐ Yes   ☐ No

c   Complete the following:

     (1)   Total number of employees of the employer (as defined in Code section 414(b), (c), and (m)), including

        leased employees and self-employed individuals .... **c(1)** _____

     (2)   Number of excludable employees as defined in IRS regulations (see instructions)..................... **c(2)** _____

     (3)   Number of nonexcludable employees. (Subtract line 4c(2) from line 4c(1)) .... **c(3)** _____

     (4)   Number of nonexcludable employees (line 4c(3)) who are HCEs .... **c(4)** _____

     (5)   Number of nonexcludable employees (line 4c(3)) who benefit under the plan .... **c(5)** _____

     (6)   Number of benefiting nonexcludable employees (line 4c(5)) who are HCEs .... **c(6)** _____

d   Enter the plan's ratio percentage and, if applicable, identify the disaggregated part of the plan to which the

information on lines 4c and 4d pertains (see instructions)   ▶   _____   **d** _____ %

e   Identify any disaggregated part of the plan and enter the ratio percentage or exception (see instructions).

Disaggregated part:	Ratio Percentage:	Exception:
(1) _____	_____	_____
(2) _____	_____	_____
(3) _____	_____	_____

f   This plan satisfies the coverage requirements on the basis of (check one):   **(1)** ☐ the ratio percentage test   **(2)** ☐ average benefit test



7

SCHEDULE E
(Form 5500)

ESOP Annual Information

Under Section 6047(e) of the Internal Revenue Code

OMB No. 1210-0110

2004

Department of the Treasury
Internal Revenue Service

▶ **File as an attachment to Form 5500 or 5500-EZ.**

This Form is NOT Open to Public Inspection.

For calendar plan year 2004 or fiscal plan year beginning   01/01/2004   , and ending   12/31/2004   ,

A Name of plan JAMES MONROE BANK KSOP PLAN	B Three-digit plan number ▶	001

C Plan sponsor's name as shown on line 2a of Form 5500 or 5500-EZ JAMES MONROE BANK	D Employer Identification Number 54-1846645

		Yes	No
1a	Is the ESOP maintained by an S corporation?		X
	If "Yes," answer line 1b. (Also, "2Q" must be entered on Form 5500, line 8.)		
b	Were any prohibited allocations of securities in an S Corporation made to any disqualified person?		X
2a	Did the employee stock ownership plan (ESOP) have an outstanding securities acquisition loan within the meaning of Code section 133 during the plan year?		X
b	Did the employer maintaining the ESOP pay dividends (deductible under section 404(k)) on the employer's stock held by the ESOP during the employer's tax year in which the plan year ends?		X
	If both line **2a** and line **2b** are "No," DO NOT complete any other questions on this schedule. Attach the schedule to the Form 5500 or 5500-EZ you file for your ESOP plan.		
3	What is the total value of the ESOP assets? . . . . ▶ _____		
4	If the ESOP holds preferred stock, under what formula(s) is the preferred stock convertible into common stock of the employer corporation? . . . . ▶ _____		
5	If unallocated employer securities were released from a loan suspense account, indicate below the methods used:		
a	☐ Principal and interest (Excise Tax Regulations section 54.4975-7(b)(8)(i));		
b	☐ Principal only (Excise Tax Regulations section 54.4975-7(b)(8)(ii));		
c	☐ Other (attach an explanation)		
6	Were unallocated securities or proceeds from the sale of unallocated securities used to repay any exempt loan (within the meaning of Code section 4975(d)(3))? If "Yes," attach a description of the transaction		
	If the ESOP or the employer corporation has one or more outstanding securities acquisition loans intended to satisfy Code section 133, complete lines 7 through 12, otherwise skip to line 13.		
7a	Was the ESOP loan part of a "back to back" loan? (See instructions for definition of "back to back" loan.)		
b	If line **7a** is "Yes," are the terms of the two loans substantially similar?		
c	Do the two loans have the same amortization schedule? If "No," attach an explanation of how the amortization schedules differ		
8	Is the loan an immediate allocation loan as defined in Code section 133(b)(1)(B)?		
9a	What was the date of the securities acquisition loan? . . . . ▶ _____		
	month day year		

For Paperwork Reduction Act Notice and OMB Control Numbers, see the instructions for Form 5500 or 5500-EZ.

v7.2

Schedule E (Form 5500) 2004



8

Official Use Only

		Yes	No

9b At all times after the acquisition of the employer securities with the loan proceeds, did the ESOP own more than 50% of: (i) each class of outstanding stock of the employer corporation, or (ii) the total value of all outstanding stock of the corporation? . . . .

  c If line **9b** is "No," does the securities acquisition loan satisfy one of the transition rules of Act section 7301(f) of OBRA 1989 or satisfy the exception in Code section 133(b)(6)(B)(ii)? (See instructions for explanation of transition rules.) . . . .

  d If line **9c** is "No," enter the name and address of payees to whom interest with respect to securities acquisition loans was paid ▶ _____

_____

_____

10 What was the amount of interest paid on the securities acquisition loan? . . . . ▶ _____

11a Were any securities disposed of within 3 years after the plan acquired section 133 securities in a taxable event described in Code section 4978B(c)? . . . .

  b If line **11a** is "Yes," does one or more of the exceptions provided in Code section 4978B(d) apply to all dispositions of employer securities? . . . .

12a Were any of the ESOP's securities acquisition loans refinanced during this reporting period? . . . .

  b If line **12a** is "Yes," does the refinancing meet the requirements of Act section 1602 of SBJPA 1996? . . . .

If the employer maintaining the ESOP deducted dividends under Code section 404(k), answer the questions on lines 13 through 16, otherwise skip to line 17.

13a Did the amount of the dividends paid exceed the employer's current or accumulated earnings and profits within the meaning of Code section 316? . . . .

  b Is the amount paid a dividend under applicable state law? . . . .

14 If dividends deducted under Code section 404(k) were used to repay an exempt loan, were any dividends used to repay the loan generated by securities that were not acquired with the proceeds of the loan being repaid? . . . .

15 If the answer to line 14 is "Yes," were the dividends paid with respect to employer securities that satisfy the transition rules of Act section 7302(b)(2) of OBRA 1989? . . . .

16 Did the employer make payments in redemption of stock held by an ESOP to terminating ESOP participants and deduct them under Code section 404(k)(1)? . . . .

17a Were any dividends subject to an election by participants or their beneficiaries under Code section 404(k)(2)(A)(iii) to reinvest the dividends in employer securities? . . . .

If "Yes," answer lines 17b and 17c. If "No," skip to line 18a.

  b Did the election comply with the requirements of Notice 2002-2? . . . .

  c Are dividends reinvested in employer securities pursuant to the election fully vested? . . . .



9

Official Use Only

18   Complete the following information for each class of stock owned by the ESOP:

(a) Class of stock	(b) Common stock (C) Preferred stock (P)	(c) Readily tradable* Yes (Y) No (N)	(d) Dividend rate during plan year**	(e) Dividends paid to participants***	(f) Dividends used to repay exempt loan	
					(1) allocated stock	(2) unallocated stock
				$	$	$
				$	$	$
				$	$	$
Totals of dividends reported on lines 18(e) and (f) for all classes of stock(including any reported on attachments, see instructions) .... ▶				$	$	$

*   If the stock is readily tradable on an established securities market within the meaning of Code section 409(l), enter "Y," otherwise enter "N."

**   Dividend rate paid for each class of stock during the plan year.

***   Dividends paid directly to or distributed to participants.



/C

SCHEDULE SSA (Form 5500)	Annual Registration Statement Identifying Separated Participants With Deferred Vested Benefits	Official Use Only

Annual Registration Statement Identifying Separated Participants With Deferred Vested Benefits

Under Section 6057(a) of the Internal Revenue Code

▶ File as an attachment to Form 5500 unless box 1 is checked.

SCHEDULE SSA (Form 5500)

Department of the Treasury
Internal Revenue Service

Official Use Only

OMB No. 1210-0110

2004

This Form is NOT Open to Public Inspection.

For calendar year 2004 or fiscal plan year beginning   01/01/2004   , and ending   12/31/2004   ,

A Name of plan
JAMES MONROE BANK KSOP PLAN

B Three-digit plan number ▶   001

C Plan sponsor's name as shown on line 2a of Form 5500
JAMES MONROE BANK

D Employer Identification Number
54-1846645

1 ☐ Check here if plan is a government, church or other plan that elects to voluntarily file Schedule SSA. If so, complete lines 2 through 3c, and the signature area.

2 Plan sponsor's address (number, street, and room or suite no.) (If a P.O. box, see the instructions for line 2.)

City or town, state, and ZIP code

3a Name of plan administrator (if other than sponsor)

3b Administrator's EIN

3c Number, street, and room or suite no. (If a P.O. box, see the instructions for line 2.)

City or town, state, and ZIP code

Under penalties of perjury, I declare that I have examined this report, and to the best of my knowledge and belief, it is true, correct, and complete.

SIGN HERE

Signature of plan administrator ▶

Phone number of plan administrator ▶   703-524-8100

Date ▶

For Paperwork Reduction Act Notice and OMB Control Numbers, see the instructions for Form 5500.   v7.2   Schedule SSA (Form 5500) 2004



11

Official Use Only

4 Enter one of the following Entry Codes in column (a) for each separated participant with deferred vested benefits that:

Code A -- has not previously been reported.

Code B -- has previously been reported under the above plan number but requires revisions to the information previously reported.

Code C -- has previously been reported under another plan number but will be receiving their benefits from the plan listed above instead.

Code D -- has previously been reported under the above plan number but is no longer entitled to those deferred vested benefits.

		Use with entry code "A", "B", "C", or "D"				Use with entry code "A" or "B"		
(a) Entry Code	**(b)** Social Security Number	**(c)** Name of Participant				Enter code for nature and form of benefit		Amount of vested benefit
		(First)	(M.I.)	(Last)		**(d)** Type of annuity	**(e)** Payment frequency	**(f)** Defined benefit plan -- periodic payment
A	030529568	MELINDA		BABSON		A	A	
A	231419947	?JOSIAH		HUNTER		A	A	

	Use with entry code "A" or "B"			Use with entry code "C"	
(a) Entry Code	Amount of vested benefit			**(i)** Previous sponsor's employer identification number	**(j)** Previous plan number
	Defined contribution plan				
	(g) Units or shares	Share indicator	**(h)** Total value of account		
A			34154.41		
A			4975.18		



SCHEDULE I
(Form 5500)
Department of the Treasury
Internal Revenue Service

Department of Labor
Employee Benefits Security
Administration

Pension Benefit Guaranty Corporation

Financial Information -- Small Plan

This schedule is required to be filed under Section 104 of the Employee Retirement Income Security Act of 1974 (ERISA) and section 6058(a) of the Internal Revenue Code (the Code).

▶ **File as an attachment to Form 5500.**

Official Use Only

OMB No. 1210-0110

2004

This Form is Open to Public Inspection.

For calendar year 2004 or fiscal plan year beginning 01/01/2004 , and ending 12/31/2004 .

A Name of plan	B Three-digit plan number ▶	001
JAMES MONROE BANK KSOP PLAN		

C Plan sponsor's name as shown on line 2a of Form 5500	D Employer Identification Number
JAMES MONROE BANK	54-1846645

Complete Schedule I if the plan covered fewer than 100 participants as of the beginning of the plan year. You may also complete Schedule I if you are filing as a small plan under the 80-120 participant rule (see instructions). Complete Schedule H if reporting as a large plan or DFE.

Part I Small Plan Financial Information

Report below the current value of assets and liabilities, income, expenses, transfers and changes in net assets during the plan year. Combine the value of plan assets held in more than one trust. Do not enter the value of the portion of an insurance contract that guarantees during this plan year to pay a specific dollar benefit at a future date. Include all income and expenses of the plan including any trust(s) or separately maintained fund(s) and any payments/receipts to/from insurance carriers. **Round off amounts to the nearest dollar.**

1	Plan Assets and Liabilities:		(a) Beginning of Year	(b) End of Year
a	Total plan assets	1a	344984	557473
b	Total plan liabilities	1b	0	0
c	Net plan assets (subtract line 1b from line 1a)	1c	344984	557473

2	Income, Expenses, and Transfers for this Plan Year:		(a) Amount	(b) Total
a	Contributions received or receivable			
	(1) Employers	2a(1)	78859	
	(2) Participants	2a(2)	103032	
	(3) Others (including rollovers)	2a(3)	42887	
b	Noncash contributions	2b		
c	Other income	2c	56780	
d	Total income (add lines 2a(1), 2a(2), 2a(3), 2b, and 2c)	2d		281558
e	Benefits paid (including direct rollovers)	2e	69069	
f	Corrective distributions (see instructions)	2f		
g	Certain deemed distributions of participant loans (see instructions)	2g		
h	Other expenses	2h		
i	Total expenses (add lines 2e, 2f, 2g, and 2h)	2i		69069
j	Net income (loss) (subtract line 2i from line 2d)	2j		212489
k	Transfers to (from) the plan (see instructions)	2k		

3 **Specific Assets:** If the plan held assets at anytime during the plan year in any of the following categories, check "Yes" and enter the current value of any assets remaining in the plan as of the end of the plan year. Allocate the value of the plan's interest in a commingled trust containing the assets of more than one plan on a line-by-line basis unless the trust meets one of the specific exceptions described in the instructions.

			Yes	No	Amount
a	Partnership/joint venture interests	3a		X	
b	Employer real property	3b		X	

For Paperwork Reduction Act Notice and OMB Control Numbers, see the instructions for Form 5500.   v7.2   Schedule I (Form 5500) 2004



13

Official Use Only

		Yes	No	Amount
3c	Real estate (other than employer real property)	3c		X	
d	Employer securities	3d	X		218277
e	Participant loans	3e		X	
f	Loans (other than to participants)	3f		X	
g	Tangible personal property	3g		X	

Part II   Transactions During Plan Year

4	During the plan year:		Yes	No	Amount
a	Did the employer fail to transmit to the plan any participant contributions within the time period described in 29 CFR 2510.3-102? (See instructions and DOL's Voluntary Fiduciary Correction Program)	4a		X	
b	Were any loans by the plan or fixed income obligations due the plan in default as of the close of the plan year or classified during the year as uncollectible? Disregard participant loans secured by the participants' account balance	4b		X	
c	Were any leases to which the plan was a party in default or classified during the year as uncollectible?	4c		X	
d	Were there any nonexempt transactions with any party-in-interest? (Do not include transactions reported on line 4a.)	4d		X	
e	Was the plan covered by a fidelity bond?	4e	X		26000
f	Did the plan have a loss, whether or not reimbursed by the plan's fidelity bond, that was caused by fraud or dishonesty?	4f		X	
g	Did the plan hold any assets whose current value was neither readily determinable on an established market nor set by an independent third party appraiser?	4g		X	
h	Did the plan receive any noncash contributions whose value was neither readily determinable on an established market nor set by an independent third party appraiser?	4h		X	
i	Did the plan at any time hold 20% or more of its assets in any single security, debt, mortgage, parcel of real estate, or partnership/joint venture interest?	4i	X		218277
j	Were all the plan assets either distributed to participants or beneficiaries, transferred to another plan, or brought under the control of the PBGC?	4j		X	
k	Are you claiming a waiver of the annual examination and report of an independent qualified public accountant (IQPA) under 29 CFR 2520.104-46? If no, attach the IQPA's report or 2520.104-50 statement. (See instructions on waiver eligibility and conditions.)	4k	X		

5a Has a resolution to terminate the plan been adopted during the plan year or any prior plan year? If yes, enter the amount of any plan assets that reverted to the employer this year . . . . ☐ Yes ☒ No Amount _____

5b If during this plan year, any assets or liabilities were transferred from this plan to another plan(s), identify the plan(s) to which assets or liabilities were transferred. (See instructions.)

5b(1) Name of plan(s)   **5b(2)** EIN(s)   **5b(3)** PN(s)



/Y

SCHEDULE A
(Form 5500)

Department of the Treasury
Internal Revenue Service

Department of Labor
Employee Benefits Security Administration

Pension Benefit Guaranty Corporation

Insurance Information

This schedule is required to be filed under section 104 of the
Employee Retirement Income Security Act of 1974.

► **File as an attachment to Form 5500.**

► Insurance companies are required to provide this information
pursuant to ERISA section 103(a)(2).

OMB No. 1210-0110

2004

**This Form is Open to
Public Inspection.**

For calendar plan year 2004 or fiscal plan year beginning 01/01/2004 and ending 12/31/2004

A Name of plan	B Three-digit plan number ►	001
JAMES MONROE BANK KSOP PLAN		

C Plan sponsor's name as shown on line 2a of Form 5500	D Employer Identification Number
JAMES MONROE BANK	54-1846645

Part I Information Concerning Insurance Contract Coverage, Fees, and Commissions

Provide information for each contract on a separate Schedule A. Individual contracts grouped as a unit in Parts II and III can be
reported on a single Schedule A.

1 Coverage:

(a) Name of insurance carrier

NATIONWIDE LIFE INSURANCE COMPANY

(b) EIN	(c) NAIC code	(d) Contract or identification number	(e) Approximate number of persons covered at end of policy or contract year	Policy or contract year	
				(f) From	(g) To
31-4156830	66869	50Y914&54Y915		01/01/2004	12/31/2004

2 Insurance fees and commissions paid to agents, brokers and other persons. Enter the total fees and total commisions below and list agents,
brokers and other persons individually in descending order of the amount paid in the items on the following page(s) in Part I.

Totals

Total amount of commissions paid	Total fees paid / amount

For Paperwork Reduction Act Notice and OMB Control Numbers, see the Instructions for Form 5500.   v7.2   Schedule A (Form 5500) 2004



15

(a) Name and address of the agents, brokers or other persons to whom commissions or fees were paid

QPIS
6225 BRANDON AVE.,   350
SPRINGFIELD   VA   22150-2519

(b) Amount of commissions paid	Fees paid		**(e)** Organization code
	(c) Amount	**(d)** Purpose	
811			

(a) Name and address of the agents, brokers or other persons to whom commissions or fees were paid

MML INSURANCE AGENCY
1414 MAIN STREET
SPRINGFIELD   MA   01144-1013

(b) Amount of commissions paid	Fees paid		**(e)** Organization code
	(c) Amount	**(d)** Purpose	
526			

(a) Name and address of the agents, brokers or other persons to whom commissions or fees were paid

(b) Amount of commissions paid	Fees paid		**(e)** Organization code
	(c) Amount	**(d)** Purpose	



16

Official Use Only

Part II   Investment and Annuity Contract Information

Where individual contracts are provided, the entire group of such individual contracts with each carrier may be treated as a unit for purposes of this report.

3   Current value of plan's interest under this contract in the general account at year end ....

4   Current value of plan's interest under this contract in separate accounts at year end .... | 312475

5   Contracts With Allocated Funds

  a   State the basis of premium rates ▶ _____

  b   Premiums paid to carrier ....

  c   Premiums due but unpaid at the end of the year ....

  d   If the carrier, service, or other organization incurred any specific costs in connection with the acquisition or retention of the contract or policy, enter amount ....

     Specify nature of costs ▶ _____

  e   Type of contract   **(1)** ☐ individual policies   **(2)** ☐ group deferred annuity

     (3) ☐ other (specify) ▶ _____

  f   If contract purchased, in whole or in part, to distribute benefits from a terminating plan check here .... ▶ ☐

6   Contracts With Unallocated Funds (Do not include portions of these contracts maintained in separate accounts)

  a   Type of contract   **(1)** ☐ deposit administration   **(2)** ☐ immediate participation guarantee

                         (3) ☒ guaranteed investment   **(4)** ☐ other (specify below)

                                        ▶ _____

  b   Balance at the end of the previous year .... | 8220

  c   Additions: (1) Contributions deposited during the year .... | 17181

     (2) Dividends and credits ....

     (3) Interest credited during the year .... | 130

     (4) Transferred from separate account ....

     (5) Other (specify below) ....

     ▶ _____

     (6) Total additions .... | 17311

  d   Total of balance and additions (add **b** and **c** (6)) .... | 25531

  e   Deductions:

     (1) Disbursed from fund to pay benefits or purchase annuities during year ...... | 15

     (2) Administration charge made by carrier ....

     (3) Transferred to separate account ....

     (4) Other (specify below) ....

     ▶ _____

     (5) Total deductions .... | 15

  f   Balance at the end of the current year (subtract **e** (5) from **d**) .... | 25516



17

Official Use Only

Part III   Welfare Benefit Contract Information

If more than one contract covers the same group of employees of the same employer(s) or members of the same employee organization(s), the information may be combined for reporting purposes if such contracts are experience-rated as a unit. Where individual contracts are provided, the entire group of such individual contracts with each carrier may be treated as a unit for purposes on this report.

7 Benefit and contract type (check all applicable boxes)

a ☐ Health (other than dental or vision)	**b** ☐ Dental	**c** ☐ Vision	**d** ☐ Life Insurance
e ☐ Temporary disability (accident and sickness)	**f** ☐ Long-term disability	**g** ☐ Supplemental unemployment	**h** ☐ Prescription drug
i ☐ Stop loss (large deductible)	**j** ☐ HMO contract	**k** ☐ PPO contract	**l** ☐ Indemnity contract
m ☐ Other (specify) ▶			

8 Experience-rated contracts

a Premiums: (1) Amount received . . . .

    (2) Increase (decrease) in amount due but unpaid . . . .

    (3) Increase (decrease) in unearned premium reserve . . . .

    (4) Earned ((1) + (2) - (3)) . . . .

b Benefit charges: (1) Claims paid . . . .

    (2) Increase (decrease) in claim reserves . . . .

    (3) Incurred claims (add (1) and (2)) . . . .

    (4) Claims charged . . . .

c Remainder of premium: (1) Retention charges (on an accrual basis) --

    (A) Commissions . . . .

    (B) Administrative service or other fees . . . .

    (C) Other specific acquisition costs . . . .

    (D) Other expenses . . . .

    (E) Taxes . . . .

    (F) Charges for risks or other contingencies . . . .

    (G) Other retention charges . . . .

    (H) Total retention . . . .

    (2) Dividends or retroactive rate refunds. (These amounts were ☐ paid in cash, or ☐ credited.) . . . .

d Status of policyholder reserves at end of year: (1) Amount held to provide benefits after retirement . . . .

    (2) Claim reserves . . . .

    (3) Other reserves . . . .

e Dividends or retroactive rate refunds due. (Do not include amount entered in c(2).) . . . .

9 Nonexperience-rated contracts:

a Total premiums or subscription charges paid to carrier . . . .

b If the carrier, service, or other organization incurred any specific costs in connection with the acquisition or retention of the contract or policy, other than reported in Part I, item 2 above, report amount . . . .

Specify nature of costs ▶ _____

18

SCHEDULE D
(Form 5500)

Department of the Treasury
Internal Revenue Service

Department of Labor
Employee Benefits Security Administration

DFE/Participating Plan Information

This schedule is required to be filed under section 104 of the Employee Retirement Income Security Act of 1974 (ERISA).

▶ **File as an attachment to Form 5500.**

Official Use Only

OMB No. 1210-0110

2004

This Form is Open to Public Inspection.

For calendar plan year 2004 or fiscal plan year beginning   01/01/2004   , and ending   12/31/2004   ,

A Name of plan or DFE
JAMES MONROE BANK KSOP PLAN

B Three-digit plan number ▶   001

C Plan or DFE sponsor's name as shown on line 2a of Form 5500
JAMES MONROE BANK

D Employer Identification Number
54-1846645

Part I   Information on interests in MTIAs, CCTs, PSAs, and 103-12 IEs (to be completed by plans and DFEs)

(a) Name of MTIA, CCT, PSA, or 103-12IE NATIONWIDE QUALIFIED PLAN VARIABLE

(b) Name of sponsor of entity listed in (a) NATIONWIDE LIFE INSURANCE COMPANY

(c) EIN-PN 31-4156830-009 **(d)** Entity code P   **(e)** Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions)   312475

(a) Name of MTIA, CCT, PSA, or 103-12IE _____

(b) Name of sponsor of entity listed in (a) _____

(c) EIN-PN _____ **(d)** Entity code _____ **(e)** Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) _____

(a) Name of MTIA, CCT, PSA, or 103-12IE _____

(b) Name of sponsor of entity listed in (a) _____

(c) EIN-PN _____ **(d)** Entity code _____ **(e)** Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) _____

(a) Name of MTIA, CCT, PSA, or 103-12IE _____

(b) Name of sponsor of entity listed in (a) _____

(c) EIN-PN _____ **(d)** Entity code _____ **(e)** Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) _____

For Paperwork Reduction Act Notice and OMB Control Numbers, see the instructions for Form 5500.   v7.2   Schedule D (Form 5500) 2004



19

(a) Name of MTIA, CCT, PSA, or 103-12IE _____

(b) Name of sponsor of entity listed in (a) _____

(c) EIN-PN _____ **(d)** Entity code _____ **(e)** Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) _____

(a) Name of MTIA, CCT, PSA, or 103-12IE _____

(b) Name of sponsor of entity listed in (a) _____

(c) EIN-PN _____ **(d)** Entity code _____ **(e)** Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) _____

(a) Name of MTIA, CCT, PSA, or 103-12IE _____

(b) Name of sponsor of entity listed in (a) _____

(c) EIN-PN _____ **(d)** Entity code _____ **(e)** Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) _____

(a) Name of MTIA, CCT, PSA, or 103-12IE _____

(b) Name of sponsor of entity listed in (a) _____

(c) EIN-PN _____ **(d)** Entity code _____ **(e)** Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) _____

(a) Name of MTIA, CCT, PSA, or 103-12IE _____

(b) Name of sponsor of entity listed in (a) _____

(c) EIN-PN _____ **(d)** Entity code _____ **(e)** Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) _____

(a) Name of MTIA, CCT, PSA, or 103-12IE _____

(b) Name of sponsor of entity listed in (a) _____

(c) EIN-PN _____ **(d)** Entity code _____ **(e)** Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) _____



2c

Part II   Information on Participating Plans (to be completed by DFEs)

(a)   Plan name _____

(b)   Name of plan sponsor _____   **(c)**   EIN-PN_____

(a)   Plan name _____

(b)   Name of plan sponsor _____   **(c)**   EIN-PN_____

(a)   Plan name _____

(b)   Name of plan sponsor _____   **(c)**   EIN-PN_____

(a)   Plan name _____

(b)   Name of plan sponsor _____   **(c)**   EIN-PN_____

(a)   Plan name _____

(b)   Name of plan sponsor _____   **(c)**   EIN-PN_____

(a)   Plan name _____

(b)   Name of plan sponsor _____   **(c)**   EIN-PN_____

(a)   Plan name _____

(b)   Name of plan sponsor _____   **(c)**   EIN-PN_____

(a)   Plan name _____

(b)   Name of plan sponsor _____   **(c)**   EIN-PN_____



21

SCHEDULE P
(FORM 5500)

Department of the Treasury
Internal Revenue Service

Annual Return of Fiduciary
of Employee Benefit Trust

This schedule may be filed to satisfy the requirements under section 6033(a) for an annual information return from every section 401(a) organization exempt from tax under section 501(a).

Filing this form will start the running of the statute of limitations under section 6501(a) for any trust described in section 401(a) that is exempt from tax under section 501(a).

► **File as an attachment to Form 5500 or 5500-EZ.**

Official Use Only

OMB No. 1210-0110

2004

This Form is Open to Public Inspection.

For trust calendar year 2004 or fiscal year beginning   01/01/2004   and ending   12/31/2004

1a Name of trustee or custodian

D PIJOR J MAXFIELD & R LINHART

b Number, street, and room or suite no. (If a P.O. box, see the instructions for Form 5500 or 5500-EZ.)

3033 WILSON BOULEVARD

c City or town, state, and ZIP code

ARLINGTON   VA   22201-0000

2a Name of trust
JAMES MONROE BANK KSOP PLAN

b Trust's employer identification number   54-6444549

3 Name of plan if different from name of trust

4 Have you furnished the participating employee benefit plan(s) with the trust financial information required to be reported by the plan(s)? .... ☒ Yes ☐ No

5 Enter the plan sponsor's employer identification number as shown on Form 5500 or 5500-EZ .... ►   54-1846645

Under penalties of perjury, I declare that I have examined this schedule, and to the best of my knowledge and belief it is true, correct, and complete.

SIGN HERE   Signature of fiduciary ►_____   Date ►_____

For the Paperwork Reduction Notice and OMB Control Numbers, see the instructions for Form 5500 or 5500-EZ.

v7.2

Schedule P (Form 5500) 2004



22